As filed with the Securities and Exchange Commission on February 9, 2006	333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

InterContinental Hotels Group PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
InterContinental Hotels Group
3 Ravinia Drive, Suite 100
Atlanta, Georgia, 30346-2149
Attention: Robert Jackman, Esq.
Tel. No.: (770) 604-2000
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☐immediately upon filing
☐on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of InterContinental Hotels Group PLC	100,000,000 American Depositary Shares	$0.05	$5,000,000	$535
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraph (12)
(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
(v) Sale or exercise of rights	Paragraphs (4), (5) and (10)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
(x) Limitation upon the liability of the Depositary	Paragraph (14)
(3) Fees and Charges	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b) Statement that InterContinental Hotels Group PLC is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph 7

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of February__ , 2006 among InterContinental Hotels Group PLC, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 9, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMorgan Chase Bank, N.A., as Depositary

By: _/s/Joseph M. Leinhauser___________
Name: Joseph M. Leinhauser
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, InterContinental Hotels Group PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in England on January 31, 2006.

InterContinental Hotels Group PLC

By:_/s/Richard Solomons_______________________
Name: Richard Solomons
Title:  Finance Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, Each person whose signature appears below hereby constitutes and appoints Richard  Solomons, Richard Winter, Paul Edgecliffe-Johnson and Catherine Springett, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/David Webster . David Webster	Non-Executive Chairman	January 31, 2006
/s/Andrew Cosslett . Andrew Cosslett	Chief Executive and Director	January 27, 2006
/s/Richard Hartman . Richard Hartman	Executive Director and Managing Director EMEA	January 31, 2006
/s/Stevan Porter . Stevan Porter	Executive Director and President, the Americas	January 27, 2006

/s/Richard Solomons . Richard Solomons	Director and Finance Director (principal financial and accounting officer)	January 31, 2006
_____________________ David Kappler	Non-Executive Director	_____________, 2006
/s/Ralph Kugler . Ralph Kugler	Non-Executive Director	February 3, 2006
/s/Jennifer Laing . Jennifer Laing	Non-Executive Director	February 6, 2006
/s/Robert C. Larson . Robert C. Larson	Non-Executive Director	February 3, 2006
_____________________ Jonathan Linen	Non-Executive Director	_____________, 2006
_____________________ Sir David Prosser	Non-Executive Director	_____________, 2006
_____________________ Sir Howard Stringer	Non-Executive Director	_____________, 2006
/s/Robert Jackman . Robert Jackman	Authorized Representative in the United States	February 6, 2006

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Amended and Restated Deposit Agreement.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.